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                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549




                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                      PURSUANT TO 13d-2(b)



                       (Amendment No. 1) *




                     Patapsco Bancorp, Inc.
        --------------------------------------------------
                        (Name of Issuer)



                          Common Stock
        --------------------------------------------------
                 (Title of Class of Securities)



                          702898 10 7
                      --------------------
                         (CUSIP Number)



_______________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 9 pages
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CUSIP No. 702898 10 7               13G         Page 2 of 9 Pages

1.   NAME OF REPORTING PERSON:

     Patapsco Bancorp, Inc.
     Employee Stock Ownership Plan

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     52-2004618

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of North Carolina

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER                   0

6.   SHARED VOTING POWER            40,675

7.   SOLE DISPOSITIVE POWER:             0

8.   SHARED DISPOSITIVE POWER:      40,675

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                        40,675

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  11.2%

12.  TYPE OF REPORTING PERSON:   EP
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CUSIP No. 702898 10 7               13G         Page 3 of 9 Pages


1.   NAME OF REPORTING PERSON:

     Joseph McGowan

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER             2,224

6.   SHARED VOTING POWER          42,599*

7.   SOLE DISPOSITIVE POWER:       2,224

8.   SHARED DISPOSITIVE POWER:    44,750*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      46,974*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   13.0%*

12.  TYPE OF REPORTING PERSON:   IN

* Includes shares held by Patapsco Bancorp, Inc. Management
  Recognition Plan Trust as to which the reporting person, as a trustee, shares voting power and dispositive power over 9,459 shares and 11,610 shares, respectively.
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CUSIP No. 702898 10 7               13G         Page 4 of 9 Pages


1.   NAME OF REPORTING PERSON:

     S. Robert Kinghorn

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER               553

6.   SHARED VOTING POWER          47,099*

7.   SOLE DISPOSITIVE POWER:         553

8.   SHARED DISPOSITIVE POWER:    44,750*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      47,652*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   13.1%*

12.  TYPE OF REPORTING PERSON:  IN

* Includes shares held by Patapsco Bancorp, Inc. Management
  Recognition Plan Trust as to which the reporting person, as a trustee, shares voting power and dispositive power over 9,459 shares and 11,610 shares, respectively.
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CUSIP No. 702898 10 7               13G         Page 5 of 9 Pages


1.   NAME OF REPORTING PERSON:

     Theodore Patterson

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER               442

6.   SHARED VOTING POWER          46,849*

7.   SOLE DISPOSITIVE POWER:         442

8.   SHARED DISPOSITIVE POWER:    44,750*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      47,291*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   13.0%*

12.  TYPE OF REPORTING PERSON:   IN

* Includes shares held by Patapsco Bancorp, Inc. Management
  Recognition Plan Trust as to which the reporting person, as a trustee, shares voting power and dispositive power over 9,459 shares and 11,610 shares, respectively.
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CUSIP No. 702898 10 7               13G         Page 6 of 9 Pages


                  Securities and Exchange Commission
                        Washington, D.C.  20549


ITEM 1(a)  NAME OF ISSUER.
           Patapsco Bancorp, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           1301 Merritt Boulevard
           Dundalk, Maryland 21222-2194

ITEM 2(a)  NAME OF PERSON(S) FILING.
           Patapsco Bancorp, Inc. Employee Stock Ownership Plan
("ESOP"), and the following individuals who serve as trustees of the trust established under the ESOP: Joseph McGowan, S. Robert
Kinghorn and Theodore Patterson.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP.
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $.01 per share.

ITEM 2(e)  CUSIP NUMBER.
           See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.    CHECK WHETHER THE PERSON FILING IS A:

    (f)    [x]   Employee Benefit Plan, Pension Fund which is
                 subject to the provisions of the Employee
                 Retirement Income Security Act of 1974 or
                 Endowment Fund; see 13d-1(b)(1)(ii)(F),

     Items (a) (b) (c) (d) (e) (g) and (h) - not applicable.
This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to SEC no-action letters. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.
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                                                Page 7 of 9 Pages

ITEM 4.  OWNERSHIP.
         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

         Pursuant to Section 13.7 of the ESOP, the ESOP committee has the power to direct the receipt of dividends on shares held in the ESOP trust.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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                                               Page 8 of 9 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PATAPSCO BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:


     /s/ Joseph McGowan                         February 2, 1998
     __________________________________         ________________
     Joseph McGowan, as Trustee                 Date

     /s/ S. Robert Kinghorn                     February 2, 1998
     __________________________________         ________________
     S. Robert Kinghorn, as Trustee             Date

     /s/ Theodore Patterson                     February 2, 1998
     __________________________________         ________________
     Theodore Patterson, as Trustee             Date


/s/ Joseph McGowan                              February 2, 1998
_________________________________________       ________________
Joseph McGowan, as an Individual                Date
  Stockholder

/s/ S. Robert Kinghorn                          February 2, 1998
_________________________________________       ________________
S. Robert Kinghorn, as an Individual            Date
  Stockholder

/s/ Theodore Patterson                          February 2, 1998
_________________________________________       ________________
Theodore Patterson, as an Individual            Date
  Stockholder
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                                               Page 9 of 9 Pages

Exhibit A
---------

     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, and (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the same proportion that participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of all unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section
13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.